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                                                           OMB APPROVAL
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FORM 3                                            OMB Number:  3235-0104
                                                  Expires:  September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

        Sky Financial Group, Inc.
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   (Last)                            (First)              (Middle)

        221 South Church Street
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                                    (Street)

        Bowling Green                OH                     43402
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

        12/16/98
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

        34-1372535
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4.   Issuer Name AND Ticker or Trading Symbol

        Wood Bancorp, Inc.
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5.   Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

     [ ]  Director                             [XX]  10% Owner
     [ ]  Officer (give title below)           [ ]   Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)

        N/A
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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [XX]  Form filed by One Reporting Person

     [ ]   Form filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).



                                                                          (Over)
(Form 3-07/98)                                                   SEC 1473 (7-96)

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FORM 3 (CONTINUED)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Option to purchase Wood      T         T             Wood Bancorp, Inc.
Bancorp, Inc. Common Stock                           Common Stock            560,926          TT              D             N/A
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
Explanation of Responses:




        W. Granger Souder, Esq.                               12/28/98
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      **Signature of Reporting Person                             Date
      BY/GENERAL COUNSEL
      SKY FINANCIAL GROUP

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2

                                                                  SEC 1473(7-96)
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T       Beneficial ownership of 560,926 shares reported hereunder is being reported solely as a result of the Stock Option Agreement, dated as of December 16, 1998 (the "Stock Option Agreement"), by and between
        Sky Financial Group, Inc. and Wood Bancorp, Inc. The option may be exercised, in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option Agreement. The option expires upon certain events, as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. Sky Financial Group, Inc. expressly disclaims ownership of such shares.

TT A price per share equal to $16.00, subject to adjustment in certain circumstances.